Exhibit 99.2

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) as at March 31, 2010 compared to December 31, 2009 and the results of operations for the three months ended March 31, 2010 compared with the corresponding period of 2009. This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis is current to May 13, 2010.  The Board of Directors approved the disclosure presented herein.  The discussion should be read in conjunction with the Company’s 2009 annual Management’s Discussion and Analysis and 2009 annual audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Lake Gold Project in northeastern Saskatchewan.

mission and vision

The Company’s mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.

goals and key performance drivers

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Measuring the Company’s Results

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During 2009, the Company achieved its objective of increasing its resource base.  In conjunction with SRK Consulting (Canada) Inc. (“SRK”), the Company filed a National Instrument 43-101 mineral resource evaluation for the Madsen Mine during the fourth quarter of 2009.  The statement outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton or 11.74 grams per tonne.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, has confirmed high grade mineralization 450 feet (1) down plunge of the historic mine infrastructure as well as identifying the potential for the development of parallel footwall lenses.  In preparation for Phase II of the underground 8 Zone drill program from the 16th level in the fourth quarter of 2010 or first quarter of 2011, shaft dewatering and remediation remains a top priority for Management.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

The 2010 drill program at Madsen plans to continue with Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Austin Tuff Extension, Starratt Olsen Footwall, Russett Lake, McVeigh and the 8 Zone up-plunge targets.  Given the results to date and the desire to advance surface exploration, Claude has elected to add a second surface drill rig early in the second quarter.

At the Seabee Operation, the Company focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which is expected to commence commercial production during the fourth quarter of 2010 and will provide supplemental feed for the Seabee Mill.  Recently released drill results at Seabee Deep included 50.00 grams of gold per tonne over 1.1 metres true width, 33.17 grams of gold per tonne over 2.0 metres true width, 28.29 grams of gold per tonne over 2.0 metres true width and 28.89 grams of gold per tonne over 1.9 metres true width. These intercepts demonstrate grade above the historical average, are in close proximity to existing development and infrastructure and represent a near term opportunity to enhance production grades from Seabee Deep during 2010.

On April 13, 2010, the Company announced the finalization of a 65:35 Joint Venture Agreement with St. Eugene Mining Corporation on the Amisk Gold Project. The 12,000 hectare property, one of the largest land positions in the prolific Flin-Flon mineral district, is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk-Laurel Gold Deposit.  Claude is operator of the joint venture and for 2010 has initiated a $1.1 million exploration program on the property.

Improving Operating Margins at the Seabee Operation

During the first quarter of 2010, the Company operating and profit margins at the Seabee Operation decreased as a result of an interruption to operations for required maintenance to the Company’s underground fleet and Mill facility.  As a result, total cash cost per ounce increased 11 percent to CDN $851 (U.S. $818) per ounce during the first quarter from CDN $768 (U.S. $617) during the comparable period in 2009.

The Company will continue to focus on the profitability of the Seabee Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.  Claude has continued to move the Santoy 8 Project toward commercial production by initiating surface construction and underground development.  On April 8, 2010, the Company announced that the Santoy 8 Gold Project received Ministerial Approval and the Operating Permits necessary to advance it to production.  Over the life of mine plan for the Seabee Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee central milling facility and anticipates this contribution to be a positive catalyst in improving production and lowering operating costs at the Seabee Operation as a whole.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Financial Capacity

During 2010, Claude will remain focused on further improving its Balance Sheet, maintaining significant cash on hand and will continue to maintain access to financial markets.  In addition, the Company’s remaining oil and natural gas assets in Alberta remain held for sale and are expected to be fully divested in 2010.

Strategically Attractive and Accretive Transactions

During the first quarter of 2010, the Company completed a reorganization of its working interest in the Amisk Lake Gold Project.  After acquiring the balance of the interests held by Cameco and Husky, the Company finalized the sale of a 35 percent interest in the property to St. Eugene Mining Corporation Ltd.  The acquisition of controlling interest in the Amisk Lake property is consistent with Claude’s strategy to focus on exploration and developing gold assets in mining friendly jurisdictions.

Shareholder Value

At March 31, 2010, shares of Claude closed at $1.07 (March 31, 2009 - $0.75); on the NYSE Amex, Claude’s shares closed at $1.05 US$ on March 31, 2010 (March 31, 2009 - $0.59 US$).  Despite the 43 percent improvement in Canadian dollar share price, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price during 2010 and beyond.

The Company is continuing with its strategy of becoming a pure gold play through the continued divestitures of its non-core oil and natural gas assets, all the while remaining open to potentially accretive transactions in the gold industry that will further increase shareholder value.  The Company remains focused on maintaining a strong Balance Sheet to ensure the continuation of the Madsen exploration program.

With the support of a major improvement in gold price, strong working capital and a significantly expanded resource base at Madsen, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established Canadian mining and exploration districts adjacent to existing infrastructure.

Exploration Results

Claude continued its aggressive exploration and development strategy during the first quarter of 2010, expanding its focus to include programs at the Madsen, Seabee and Amisk properties.  Surface drilling at Madsen continued to yield encouraging results from the Austin East target while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin in the fourth quarter of 2010 or early in the first quarter of 2011.  In late 2009, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. As noted in Table 2 below, the evaluation outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton or 11.74 grams per tonne.

Exploration on the Seabee Operation during 2010 has focused on finalizing permitting and development of satellite ore bodies to be used as supplemental feed for the Seabee mill.  The Company continued to move Santoy 8 towards commercial production by initiating surface construction and underground development.  On April 8, 2010, the Santoy 8 Project received Ministerial Approval and the Operating Permits necessary to advance it to production.  Combined with anticipated production from Santoy 8, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Operation from discovery, to development and then to production.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Vice President Mining Operations.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailings facility.

During the first quarter of 2010, exploration drilling focused on testing the extension of the Austin and McVeigh Tuff east of the Madsen Shaft.  A 9 hole program wrapped up in early December 2009.  Weak to strong, tuff-style mineralization was intercepted in multiple zones in all holes.  Results of the program, which were released in February, yielded an average of 2.60 metres at 12.51 grams of gold per tonne, consistent with historic mining grades and widths from the Austin Tuff.  Based on results from the program, a further 10 holes totaling 3,392 metres were completed in the first quarter of 2010 to test the system at depth and along strike to the east.  Samples are currently at the lab for analysis.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program is planned to initiate from the 16th level in the fourth quarter of 2010 or early in the first quarter of 2011.

Table 1: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted
MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Figure 1: Madsen Mine Cross Section

Following 20 months of compilation of historic data, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 2: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S.$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Buffalo Mine
Hasaga Mine
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Starratt Olsen Mine
Faulkenham Mine

Claude Resources Inc.

Discovering. Developing. Delivering.

Figure 2: Madsen Regional View

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  During the first quarter, the dewatering program experienced a delay due to a catch pit failure below 200 level of the shaft. As a result, inspections, rehabilitation and upgrades of the Madsen shaft are being undertaken prior to the recommencement of the de-watering program.  Repairs in the shaft compartments have been safely completed to 11th level.  De-watering resumed during the last week of April and is between the 14th and 15th level.  The Phase II underground drill program on the 8 Zone Trend at Madsen will continue once the 16th level is de-watered and drill chambers have been established; this is anticipated to be late in the fourth quarter of 2010 or early in the first quarter of 2011.

Seabee Operation

The Seabee Operation includes 14,400 hectares and is comprised of 4 mineral leases and extensive surface infrastructure. During the first quarter of 2010, exploration efforts focused on permitting and development of the Santoy 8 Project and continued exploration of the Seabee North and Santoy regions.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Figure  3: Seabee Operation

Santoy 8

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee Mill and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

During 2010, Claude continued to advance the Santoy 8 Project towards production. As at December 31, 2009, the mineral reserves at Santoy 8 are 177,328 tonnes at 7.02 grams of gold per tonne (40,015 ounces), measured and indicated mineral resources consist of 545,625 tonnes at 8.98 grams of gold per tonne (157,529 ounces) and inferred mineral resources are 391,500 tonnes at 8.10 grams of gold per tonne (101,955 ounces). The upgrading of the resource model was the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

The Company completed the Santoy 8 Power Line Project with the installation and commissioning of the main transformer, thereby tying this property to the Provincial power grid.  Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering operating costs over the life of mine plan.  On April 8, 2010, the Company announced that it has received Ministerial Approval and the Operating Permits necessary to advance the Santoy 8 Project to production.

Seabee North

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of its Seabee Mill.  The Seabee North region includes the Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones as well as strike continuity of the system to the north.  This gold-bearing horizon has been traced intermittently over 7.5 kilometres from the western extent of the Porky West zone to the north of the Pigeon Lake zone in the east.  Drill testing from 2002 to 2006 successfully discovered two structural zones of significant mineralization, Porky Main and Porky West.  Winter drilling began in February 2010 and an eight hole program was successfully completed; exploration results are pending. The extensive mineralized horizon in the Seabee North region will continue to be explored by surface prospecting, geochemical surveys and further drill testing during 2010.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Amisk Lake Property

During the first quarter, Claude and St. Eugene Mining Corporation finalized a 65:35 Joint Venture Agreement on the Amisk Gold Property.  The property is host to the Laurel Lake gold-silver deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration, inclusive of significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.

Claude is the operator of the joint venture and for 2010 has initiated a $1.1 million exploration program on the property.  The Amisk Lake Property comprises 12,000 hectares and is located southwest of the town of Flin Flon in the Flin Flon-Snow Lake Greenstone Belt.  The program is focused on the Amisk-Laurel Gold Deposit, specifically expanding the deposit and evaluating the bulk mining potential of the system. During the first quarter, an eleven hole, 2,300 metre, winter drill program was completed and results are pending.

Amisk Lake
Property
Laurel Lake
Au Deposit
Flin
Flon
Denare
Beach
Flin Flon
Airport

Claude Resources Inc.

Discovering. Developing. Delivering.

Figure  4: Amisk Lake Property

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario, and or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and  or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths.  Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

2010 Mining Operations Results

Seabee Operation

For the quarter ended March 31, 2010, Claude extracted and processed 38,490 tonnes of ore at its Seabee Operation with a grade of 7.79 grams per tonne (Q1 2009 - 54,190 tonnes at 6.36 grams per tonne).  Sales volume for the quarter was 8,890 ounces of gold compared to 10,070 ounces of gold in Q1 2009, a decrease of 12 percent period over period.  Produced ounces for the period decreased by 13 percent to 9,221 ounces from 10,613 ounces in Q1 2009.  During the first quarter of 2010, approximately three weeks of production was interrupted due to required maintenance on the Company’s mill facility and on its fleet of underground equipment.  Although this Maintenance period negatively impacted short term production, the steps taken by the Company were necessary to improve safety and operational standards and to minimize the risk of unexpected interruption to future mining and milling operations.  Management continues to believe that it will meet its production forecast of 46,000 to 50,000 ounces for 2010.

Figure 5: Seabee Operation Annual Production and 2010 Forecast Production

Table 3: Seabee Operation First Quarter Production and Costs Statistics

	Mar 31	Mar 31
	2010	2009

Tonnes Milled	38,490	54,190
Head Grade (grams per tonne)	7.79	6.36
Recovery (%)	95.7%	95.8%
Gold Produced (ounces)	9,221	10,613
Gold Sold (ounces)	8,890	10,070
Operating Expenses (CDN$ million)	$7.6	$7.7
Cash Operating Costs (CDN$/oz) (1)	$851	$768
Cash Operating Costs (US$/oz) (1)	$818	$617

 (1)  For an explanation of non-GAAP performance measures refer, to “Non-GAAP Performance Measures”.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Seabee Mineral Reserves and Mineral Resources

During 2009, Claude completed approximately 50,000 metres of diamond drilling at the Seabee Mine.  Drill intercepts defined higher grade ore shoots out of the 2b and 2c zones.  As these ore shoots are in close proximity to existing development and infrastructure, the Company has been able to positively impact the head grade delivered to its central milling facility.  At December 31, 2009, proven and probable reserves in the Seabee Operation were 208,178 ounces of gold, grading 6.82 grams per tonne.  The Company’s mineral resources at its Seabee Operation included measured and indicated mineral resources of 207,214 ounces grading 7.87 grams per tonne and inferred mineral resources totalled 319,983 ounces grading 7.96 grams per tonne.

Table 4: Seabee Operation Mineral Reserves and Mineral Resources

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	772,309	6.77	168,163	685,700	6.98	154,000
Santoy 7	-	-	-	54,000	7.95	13,800
Santoy 8	177,328	7.02	40,015	177,328	7.02	40,015
Porky West	-	-	-	81,400	4.29	11,200
Totals	949,637	6.82	208,178	998,428	6.82	219,015
Measured and Indicated Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	545,625	8.98	157,529	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	112,908	3.06	11,104	-	-	-
Totals	818,533	7.87	207,214	705,625	8.64	196,110
Inferred Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	651,168	8.01	167,763	950,000	8.19	250,000
Santoy 8	391,500	8.10	101,955	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,792	76,000	6.39	15,600
Totals	1,250,982	7.96	319,983	1,487,500	8.17	391,028

During 2010, Claude is planning in excess of 50,000 metres of underground in-fill and exploration drilling at Seabee Deep and Santoy 8 to replace 2010 production.  Drilling will be used to evaluate down plunge extensions of the 2b and 2c Seabee ore shoots, hanging wall mineralization and targets east of the present mining areas.  Highlights from the drill program at Seabee Deep include:

•	50.00 grams of gold per tonne over 1.1 metres true width (hole U10-610);
•	33.17 grams of gold per tonne over 2.0 metres true width (hole U09-393);
•	28.29 grams of gold per tonne over 2.0 metres true width (hole U09-395); and
•	28.89 grams of gold per tonne over 1.9 metres true width (hole U09-401).

These outstanding drill intercepts from the core of Seabee Deep represent a near term opportunity to enhance production grades from the Seabee Mine during 2010.  Furthermore, the enhanced definition of the diamond drill program implemented during 2009 should continue to improve the economics of Seabee Deep on a go forward basis.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

During the first quarter of 2010, Corporate Leadership reaffirmed the Company’s total commitment toward improved performance in matters related to health, safety and the environment by expanding Claude’s training department and engaging external professionals to conduct regular external reviews of work practices and workplaces.  Claude is determined to reach “Zero Injury” and “Zero Environmental Exceedence” and as such, the Company has established an operational objective of reducing all incidents by 25 percent annually since 2008.  Management believes these values will place the Company in a position to award benefits to its employees as well as local communities and stakeholders.

The Company has continued to identify and implement appropriate safety training programs developed by experienced professionals.  Loss control training, a safety initiative that commenced in June 2009, was ongoing during the first quarter and is expected to continue throughout 2010.

Claude continued with planned improvements, to lessen its impact on the environment, identified through its enterprise risk management program.  To mitigate potential inadvertent discharges to the environment, the Company has retained professionals to conduct external reviews of its facilities, operating processes, procedures and systems. During 2009, the Company continued to upgrade its storage facilities for hazardous materials at site.  In addition, during 2010, the Company will invest nearly $1.0 million for advanced filtration and effluent processing systems at its Seabee Operation for the betterment of the local environment.  Management’s focus will remain on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.

Financial Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).

Financial

For the quarter ended March 31, 2010, the Company recorded a net loss of $0.2 million, or $0.00 per share after a $1.6 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares during 2009.  This compares to a net loss of $1.0 million in 2009, or $0.01 per share.

Revenue

Gold revenue from the Company’s Seabee Operation for the quarter ended March 31, 2010 decreased 11 percent to $10.2 million from $11.5 million reported in the first quarter of 2009.  The decrease was a result of steady Canadian dollar gold prices realized (Q1 2010 - $1,147 (U.S. $1,103); Q1 2009 - $1,146 (U.S. $920)) offset by a decrease in gold sales volume (Q1 2010 - 8,890 ounces; Q1 2009 - 10,070 ounces).  Short-term gold sales were negatively impacted by the maintenance shutdown discussed earlier.

Expenditures

For the three months ended March 31, 2010, total mine operating costs were $7.6 million, relatively unchanged from the $7.7 million for the same period in 2009.  Total Canadian dollar cash cost per ounce for the first quarter of 2010 increased 11 percent to CDN $851 (U.S. $818) per ounce from CDN $768 (U.S. $617) in the first quarter of 2009.  This result was due to lower gold production and sales volume resulting from the unexpected interruption to operations discussed above.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 5: Total Cash Costs per Gold Ounce Sold (1)

	Three months ended
	Mar 31		Mar 31
	2010		2009

Operating expenses (CDN $ thousands)	$7,566	$	$7,736
Divided by ounces sold	8,890		10,070
Total cash costs per ounce (CDN$)	$851	$	$768

CDN $ Exchange Rate	1.0404		1.2453
Total cash costs per ounce (US$)	$818	$	$617

(1)	Cash cost per gold ounce sold is a non-GAAP performance measure. For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Depreciation, Depletion and Accretion

During the first quarter of 2010, depreciation, depletion and accretion was $3.8 million, a 10 percent decrease over the $4.2 million reported for the comparable period in 2009.  These results were due to decreased broken tonnes offset by a slightly lower asset base.

General and Administrative Expense

For the quarter ended March 31, 2010, general and administrative costs increased to $1.1 million from $1.0 million in the first quarter of 2009.

Interest and Other

For the quarter ended March 31, 2010, interest and other income was $0.2 million, a decrease from the $0.3 million noted in the comparable period in 2009.

Income Taxes

The income tax recovery of $1.6 million was the estimated income tax benefit arising from the issuance of flow-through common shares in 2009 and the subsequent renouncement of those expenditures in 2010.  As there were no flow-through shares issued in 2008, there is no similar benefit for 2009.

Liquidity and Financial Resources

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  At March 31, 2010, the Company had working capital of $21.3 million (December 31, 2009 - $28.5 million).  Included in working capital at March 31, 2010 are demand loans of $3.9 million (December 31, 2009 ($4.6 million); these loans have been classified as current liabilities due to their demand feature.  The decrease in working capital was attributable to continued capital investment in the Company’s Mineral properties, a decrease in Accounts receivable attributable to the timing and receipt of gold sales, an increase in Accounts payable as a result of the Company’s annual winter road re-supply for its Seabee Operation; these items were offset by an increase in Shrinkage stope platform costs and a decrease in Demand loans payable.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 6: Working Capital and Current Ratios

			Percent Increase
In thousands of CDN dollars	Mar 31	Dec 31	(Decrease)
	2010	2009	2010	2009

Current assets	40,071	45,258	(11)	(4)
Current liabilities	18,811	16,727	12	13
Working capital	21,260	28,531	(25)	(20)
Current ratio	2.1	2.7	(22)	(14)

Earnings before interest, taxes, depreciation and amortization (EBITDA) (1) was $1.5 million (Q1 2009 - $2.8 million).

(1)	For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Investing

Mineral property expenditures during the first three months of 2010 were $9.8 million, a $0.5 million increase from the same period in 2009. Year to date, expenditures were comprised of the following: Seabee Mine development of $2.2 million; exploration costs, focusing on the Madsen, Santoy 8, Porky and Amisk exploration projects, of $3.4 million; and buildings, plant and equipment additions of $4.2 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Financing

Financing activities during the first quarter of 2010 included the completion and filing of a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  The net proceeds of the Offering will be used to fund the continued exploration of the Madsen Project and for general corporate purposes.  Financing activities also included the issuance of 430,395 common shares (Q1 2009 - 421,056 common shares) pursuant to the Company’s Employee Share Purchase Plan.  An additional 10,000 common shares were issued due to the exercise of stock options pursuant to the Company’s Stock Option Plan.

During the first three months of this year, the Company repaid $0.7 million of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Capital structure is as follows:

Table 7: Schedule of Capital Structure of the Company

Capital Structure			March 31	December 31
In thousands of CDN dollars	Interest	Maturity	2010	2009

Demand loan # 1	5.99%	Feb/2010	$-	$192
Demand loan # 2	Prime + 1.50%	Aug/2011	1,417	1,667
Demand loan # 3	4.55%	Nov/2010	2,507	2,727
Debenture	12.00%	May/2013	9,221	9,192
Total debt			$13,145	$13,778
Less: cash and cash equivalents			4,562	11,948
Net debt			8,583	1,830
Shareholders’ equity			$108,550	$110,095
Total debt to capital			.08	.02

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at quarter-end.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.  At March 31, 2010, the Company had outstanding foreign exchange contracts to sell U.S. $7.5 million at an average exchange rate of 1.0858 CDN$/US$ with a market value gain inherent in these contracts of $0.5 million.  At March 31, 2010, the Company had outstanding forward gold contracts related to 2010 production of 3,650 ounces at an average price of U.S. $1,100 per ounce with a market value loss inherent in these contracts of $0.1 million.

Contractual Obligations

At March 31, 2010, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2009.

Balance Sheet

The Company’s total assets were $230.9 million at March 31, 2010, compared to $229.4 million at December 31, 2009.  The $1.5 million increase was comprised primarily of the following: $7.2 million in Inventories and stockpiled ore - a result of the annual winter ice road resupply whereby the Company purchases consumable items utilized by the Seabee Operation; $1.1 million in Shrinkage stope platform costs; $5.2 million in Mineral properties; $0.9 million in Investments; and $0.6 million in Restricted promissory notes.  These increases were offset by decreases of $7.3 million in Cash and cash equivalents, a result of payments associated with the annual winter ice road resupply; $1.5 million in Accounts receivable associated with the timing and receipt of gold sales; and $4.2 million in Interest receivable on the restricted promissory note, a result of the interest earned during 2009 being used to satisfy the Royalty obligation incurred during 2009.

Total liabilities were $122.3 million at March 31, 2010, compared to $119.3 million at December 31, 2009.  The $3.0 million increase was comprised of: $6.6 million of Accounts payable and accrued liabilities (due to the Seabee Operation’s winter ice road resupply); $0.8 in Obligations under capital lease; and $0.6 million in Royalty Obligations.  These increases were offset by decreases of $4.0 million in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes; $0.7 million in the Company’s Demand loans payable; and $0.3 in Asset retirement obligations.

Shareholders’ equity decreased by $1.5 million to $108.6 million at the end of the first quarter of 2010, from $110.1 million at December 31, 2009. This is mainly attributable to a $1.4 million decrease in Share capital due to the renunciation of flow-through shares.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Selected Quarterly Financial Data

Table 8: Summary financial and operating data for the Company’s last eight quarters

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Unaudited	2010	2009	2009	2009	2009	2008	2008	2008

Gold sales ($ millions)	10.2	15.2	12.7	9.1	11.5	12.1	10.9	9.8
Net earnings (loss) ($ millions)	(0.2)	(0.9)	(0.4)	(3.9)	(1.0)	2.4	(1.7)	(0.8)
Net earnings (loss) per share (1)	(0.00)	(0.01)	(0.00)	(0.04)	(0.01)	0.03	(0.02)	(0.01)
Average realized gold price (CDN$ per ounce)	1,147	1,167	1,051	1,075	1,146	990	888	915
Average realized gold price (US$ per ounce)	1,103	1,105	958	921	920	816	853	906
Ounces sold (2)	8,900	13,000	12,100	8,500	10,100	12,200	12,300	10,800
Tonnes milled (3)	38,490	71,500	70,700	51,300	54,200	61,500	57,800	58,000
Ounces produced (3)	9,200	14,300	14,200	7,700	10,600	13,600	12,000	11,500
Grade processed (grams per tonne)	7.79	6.56	6.53	4.92	6.36	7.09	6.77	6.45
Cash cost per ounce (4) (CDN$ per ounce)	851	650	614	813	768	683	757	750
Cash cost per ounce (4) (US$ per ounce)	818	615	560	696	617	564	727	743
EBITDA (4) ($ millions)	1.5	3.1	4.5	1.3	2.8	1.5	0.7	0.7
EBITDA (4) per share	0.01	0.03	0.04	0.01	0.03	0.02	0.01	0.01

Weighted average shares outstanding	126,414	114,897	111,465	110,087	97,341	97,112	97,112	97,112

CDN$/US$ Exchange	1.0404	1.0563	1.0974	1.1672	1.2453	1.2124	1.0418	1.0100

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Porky West 2009 and 2008 bulk samples.
(3)   Includes ounces produced and tonnes milled from Porky West 2009 and 2008 bulk samples.
(4)     For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: improving gold revenue over the periods; improvement in average realized gold prices; improving gold production; steadying cash costs per ounce - a result of mine operating costs being contained and higher gold sales volume.  Results of the first quarter of 2010 and second quarter of 2009 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009, available at www.sedar.com.

Risks and Uncertainties

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2010 actuals, are as follows:

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share.

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets.  As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 (Disposal of Long-Lived Assets and Discontinued Operations), the related oil and natural gas assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

Provided below is Management’s discussion and analysis as it relates to the Company’s oil and natural gas operations.

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta.  The Company’s oil producing property in Saskatchewan was sold during the fourth quarter of 2009.  The Company intends to further its strategy of monetizing non-core assets by selling its remaining interests during 2010.

Net oil, ngls and natural gas revenue for the quarter ended March 31, 2010 increased to $0.6 million from $0.3 million reported for the comparable period in 2009. This result was attributable to higher realized petroleum prices.

Operating costs for the first three months of 2010 were $0.3 million, relatively unchanged from the $0.2 million reported during the comparable period in 2009.

Outstanding Share Data

At March 31, 2010, there were 130,919,081 common shares outstanding.   This compares to 118,478,686 common shares outstanding at December 31, 2009.  During the first quarter of 2010, Claude completed and filed a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  The Company also issued 430,395 common shares pursuant to the Company’s Employee Share Purchase Plan during the first quarter of 2010.  An additional 10,000 common shares were issued due to the exercise of stock options pursuant to the Company’s Stock Option Plan.  At May 13, 2010, there were 130,919,081 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At March 31, 2010, there were 4.0 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.3 million director, officer, key employee and consultant stock options outstanding at December 31, 2009 with exercise prices ranging from $0.34 to $2.10 per share.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 9: Schedule of Outstanding Stock Options and Average Exercise Price

	March 31, 2010		December 31, 2009
	Number	Average Price	Number	Average Price

Beginning of period	3,259,028	$1.08	3,541,335	$1.19
Options granted	766,546	1.05	701,828	0.80
Options exercised	(10,000)	0.50	(13,500)	0.37
Options lapsed	-	-	(970,635)	1.30
End of period	4,015,574	$1.08	3,259,028	$1.08

For options outstanding at March 31, 2010, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted Average
Option Price	Outstanding	Number	Per Share	Remaining
Per Share	Number	Vested	Exercise Price	Life

$0.34-$0.98	1,600,995	1,450,161	$ 0.69	6.20 years
$1.02-$1.47	1,524,579	1,043,549	1.12	8.33 years
$1.54-$2.10	890,000	890,000	1.69	6.91 years
	4,015,574	3,383,710	$ 1.08	7.17 years

There were 17.8 million common share purchase warrants outstanding as at March 31, 2010 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 10: Schedule of Warrants Outstanding

	March 31, 2010			December 31, 2009
	Number	Price	Expiry Date	Number	Price	Expiry Date
Beginning of period	11,805,655			1,809,500	$1.60	May 22, 2013
	6,000,000	$1.75	December 30, 2011	4,299,550	$0.90	October 9, 2010
	-	$-	-	696,605	$0.83	April 9, 2011
	-	$-	-	5,000,000	$0.90	November 16, 2012
End of period	17,805,655	-	-	11,805,655	-	-

Recent Accounting Pronouncements

Please refer to Note 2 to these unaudited interim consolidated financial statements for information pertaining to accounting changes effective January 1, 2010.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to March 31, 2010:

Business Combinations, Consolidated Financial Statements and Non-Controlling
Interest

The Accounting Standards Board (“AcSB”) has issued a series of new standards, CICA Handbook Section 1582, Business Combinations, CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-Controlling Interests, with the objective of harmonizing Canadian accounting for business combinations with U.S. and International Financial Reporting Standards (“IFRS”). These standards need to be implemented concurrently and become effective January 1, 2011.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

International Financial Reporting Standards

The AcSB requires that Canadian publicly accountable enterprises adopt IFRS effective January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a three-phase implementation plan to ensure compliance with the new standards and a smooth transition.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.

The Company’s implementation project consists of three primary phases:

Phase 1: Preliminary Study and Diagnostic - completed in Q4 2008

During this phase, the Company:

•	performed a high-level impact assessment to identify key areas that may be affected by the adoption of IFRS;
•	prioritized areas to be evaluated in Phase 2 of the project plan;
•	used information obtained from the assessment to develop a detailed plan for convergence and implementation; and
•	performed an analysis to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

Phase 2: Detailed Component Evaluation - in progress

During this phase, the Company is:

•
completing further evaluation of the financial statement areas impacted by IFRS in order to assess the impact of the adoption of IFRS on results of operations, financial position and financial statement disclosures;

•
developing a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS in order to facilitate final decisions around accounting policies and overall conversion strategy; and

•	specifying changes required to existing business processes and procedures.

Phase 3: Implementation and Review - in progress

During this phase, the Company will:

•	execute changes to business processes and procedures impacted by Claude’s transition to IFRS;
•	obtain formal approval from Claude’s Audit Committee on recommended accounting policy changes;
•	complete necessary IFRS training for our Audit Committee, Board of Directors and staff;
•	collect financial information necessary to compile 2010 and 2011 IFRS compliant financial statements;
•	work with its external auditors to facilitate the verification and audit of the Company’s opening 2010 IFRS financial statements; and
•	obtain approval from the Audit Committee and Board of Directors for Claude’s IFRS financial statements.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Progress Update

The Company is currently completing the component evaluation phase and is continuing progress in the implementation and review phase.  During the most recent quarter, the Company continued its evaluation of some key accounting policy alternatives and implementation decisions as summarized below.  Decisions regarding accounting policies are part of the policy alternatives and implementation phase and, as such, the full accounting effects of adopting IFRS have not yet been determined.

Based on our work during the component evaluation phase, we expect IFRS to affect our consolidated financial statements in the following key areas:

Asset impairment

Claude uses a two-step approach to test for impairment under Canadian GAAP.  The first step involves comparing the carrying value of the asset with undiscounted future cash flows to see whether there is an impairment.  If there is an impairment, we measure it by comparing the carrying value of the asset with its fair value.

International Accounting Standard (IAS) 36, Impairment of Assets, takes a one-step approach, comparing the carrying value of the asset with either its fair value less costs to sell or its value in use - whichever is higher.

Value in use uses discounted future cash flows, and could result in more write downs.

Provisions (Including asset retirement obligations)

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires companies to recognize a provision when:
•	there is a present obligation because of a past transaction or event
•	it is probable that an outflow of resources will be required to settle the obligation, and
•	the obligation can be reliably estimated

Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold than “probable”, so some contingent liabilities may be recognized under IFRS that were not recognized under Canadian GAAP.

IFRS also measures provisions differently. For example:
•	When there is a range of equally possible outcomes, IFRS uses the midpoint of the range as the best estimate, while Canadian GAAP uses the low end of the range.
•	Under IFRS, material provisions are discounted.

Property, Plant and Equipment: Componentization

IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of property, plant and equipment and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable. We will be conducting a review of our property, plant and equipment to identify if any additional components are required to be recognized on transition to IFRS. Any adjustment that is required will result in an increase or decrease to accumulated amortization related to the new component with a corresponding offset in opening equity.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

First-Time Adoption of IFRS

IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires an entity to apply the new IFRS standards retrospectively at the end of its first IFRS reporting period.  However, IFRS 1 does provide the Company with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The Company is analyzing the options available; the most significant exemptions under IFRS 1 that are expected to apply to the Company upon adoption are summarized below.

Business combinations
The Company will have the option to apply IFRS 3, Business Combinations, retrospectively or prospectively.

Claude plans to apply IFRS 3 prospectively to all business combinations that occurred before the transition date, except as required under IFRS 1.

Fair value as deemed cost
The Company will be able to choose to use the fair value of property, plant and equipment as deemed cost at the transition date, or to use the value determined under GAAP.

Upon transition to IFRS, the Company plans to use the historical bases under Canadian GAAP as deemed cost at the transition date.

Share-based payments
Claude will be able to apply IFRS 2, Share-Based Payments, to all equity instruments granted on or before November 7, 2002, and to those granted after November 7, 2002 only if they had not vested by the transition date.

The Company plans to apply IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

Borrowing costs
The Company will be able to choose to apply IAS 23 retrospectively, using a date we specify, or to capitalize borrowing costs for all qualifying assets on or after January 1, 2010.  Claude plans to apply IAS 23 prospectively.

Decommissioning liabilities
Claude will have the option of applying International Financial Reporting Interpretations Committee (“IFRIC”) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively or prospectively.

IFRIC 1 will require the Company to add or deduct a change in our obligations to dismantle, remove and restore items of property, plant and equipment, from the cost of the asset it relates to. The adjusted cost of the asset is then depreciated prospectively over the asset’s remaining useful life.

Upon transition to IFRS, the Company plans to adopt IFRIC 1 prospectively at the transition date.

Additional key activities, milestones and their status are outlined below:

Accounting policies and procedures

•	Management has completed a number of IFRS accounting policies. A revised accounting policy manual will be in place by the changeover date of January 1, 2011.
•	Senior Management and the Audit Committee will approve the accounting policies.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Financial statement preparation

•
Management will prepare 2010 IFRS compliant financial statements in anticipation of changeover on January 1, 2011.  The Company’s external auditors will complete an audit of these statements late in the third quarter or early in the fourth quarter of 2010.

•	Format of IFRS financial statements to be developed.

Training and communication

•
Management began attending IFRS training sessions in 2008.  In addition, external advisors have assisted Management in focusing on accounting issues most relevant to Claude.  Sessions will continue throughout 2010.

•
Communication to the Company’s external stakeholders has been ongoing within our Management’s Discussion and Analysis.  Further detail will be provided as key accounting policy and implementation decisions are made.

•
During the second quarter of 2010, the Company is holding an IFRS information session with members of the Board of Directors (including Audit Committee members).  During this session, Management and the Company’s external auditors will provide the Board with a review of implications of IFRS standards to Claude’s operations and an overview of the impact on the financial statements.

Control environment

•
As the review of accounting policies is completed, appropriate changes will be made to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.  Changes in accounting policies or business processes may require the implementation of additional controls or procedures to ensure the integrity of the Company’s financial disclosures.  The Company plans to design and test the effectiveness of any new controls during 2010.

•	The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

Non-Gaap Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 11: EBITDA Calculation

	Mar 31	Mar 31
In thousands of CDN dollars	2010	2009

Loss from continuing operations	(464)	(1,034)
Income taxes	(1,611)	-
Interest and other	(199)	(304)
Depreciation, depletion and accretion	3,763	4,156
EBITDA	1,489	2,818

As compared to net earnings (loss) according to GAAP, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Outlook

For 2010, the Company will continue to focus on the following:

i)	Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production, pending environment approval and permits;
iii)	At the Seabee Operation, continue Seabee Deep exploration and development to increase or sustain reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation; and
v)	Expand the Amisk-Laurel Gold Deposit and evaluate the bulk mining potential of the system.

For 2010, forecasted gold production at the Seabee Operation is estimated to range from 46,000 to 50,000 ounces of gold.   Cash operating costs for 2010 are estimated to be similar to 2009.

Capital is expected to remain at current year levels as a result of continued investment at Madsen and expected upgrades at the Seabee Operation.

At current gold prices and forecast production, Management believes operating cash flows alone will not be sufficient to fund the 2011 winter ice road resupply requirements at the Seabee Operation and the exploration program at Madsen.  To satisfy the requirement, the Company intends to divest of its remaining oil and gas assets, the proceeds of which should decrease the amount of additional capital to be raised through equity issues.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Disclosure Controls and Internal Controls over Financial Reporting

As of March 31, 2010, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at March 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

No significant changes were made in our internal controls over financial reporting during the period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary note to U.S. investors concerning resource estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, we use certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.